UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Nemus Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64046J100
(CUSIP Number)

Reg A. Lapham
375 Redondo Avenue #137
Long Beach, California 90814
(310) 948-2274
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64046J100	13D/A	Page 2

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
Reg Alexander Lapham
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,897,500 (1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
4,897,500 (1)
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,897,500 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0% (2)
14		TYPE OF REPORTING PERSON
IN

(1) Comprised of (i) 3,787,500 shares of Common Stock held by Mr. Lapham and (ii) 1,110,000 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Lapham.

(2) Based on 25,729,663 shares of Common Stock outstanding as of March 7, 2017, as disclosed by the Issuer in its Current Report on Form 10-K filed on March 10, 2017, and assuming exercise of all warrants held by Mr. Lapham.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on November 10, 2014 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule”), by Reg Alexander Lapham (the “Reporting Person”) relating to the Common Stock, $0.001 par value of Nemus Bioscience, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule.

Except as specifically amended by this Amendment No. 1, the Schedule is not modified or revised in anyway.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following information:

On May 18, 2015, the Reporting Person issued a Promissory Note to certain holder (the “Note”) in the principal amount of $105,000.   Under the terms of the Note, at the option of the Reporting Person, all principal amount and accrued interests due on the maturity date may be paid with shares of Common Stock of the Issuer, with such shares deemed to have a value of $1.50 per share.  Prior to the maturity date, the Reporting Person informed the holder of the Note that he elects to pay the amount due under the Note in stock, provided that the value of stock should be revised to $1.00 per share. Accordingly, on March 13, 2017, the Reporting Person issued to the holder 119,700 shares of Common Stock as payment in full of all outstanding principal and accrued interest due under the Note.

The foregoing summary of the Note is qualified in its entirety by reference to the Form of Promissory Note, a copy of which is filed as Exhibit 1 herewith and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following information:

(a)  The number and percentage of shares of Common Stock of the Issuer owned by Reporting Person are (i) based upon 25,729,663 shares of Common Stock outstanding; and (ii) assume the exercise of all warrants to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person. The Reporting Person may be deemed to beneficially own 4,897,500 shares of Common Stock as a result of his beneficial ownership of (i) 3,787,500 shares of Common Stock and (ii) 1,110,000 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report. This aggregate number represents approximately 19.0% of the total shares of Common Stock currently outstanding.

(b) The Reporting Person has sole power to vote and dispose of 4,897,500 shares of Common Stock as a result of his beneficial ownership of (i) 3,787,500 shares of Common Stock and (ii) 1,110,000 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report.

(c)  Not applicable, except as otherwise disclosed herein.

(d)  None.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following information:

See Item 4 of this Amendment No. 1 which is hereby incorporated by reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit 1       Form of Promissory Note.

Exhibit 2       Form of Amendment No. 1 to Promissory Note.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  March 27, 2017

/s/ Reg Alexander Lapham
Reg Alexander Lapham

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)